Mentor Securities, LLC

Financial Statements and Supplementary Information
For the Year Ended December 31, 2022
(Confidential Pursuant to Rule 17a-5(e)(3))

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SEC FILE NUMBER
8-67923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MENTOR SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 N. WESTLAKE BOULEVARD, SUITE 204
(No. and Street)

WESTLAKE VILLAGE	CA	91362
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo	(201) 519-1905	mmanzo@moppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Davis R Blaine, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MENTOR SECURITIES, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chairman

ANDREW JACK KAHRS
Notary Public - California
Ventura County
Commission # 2398315
My Comm. Expires Apr 20, 2026

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mentor Securities, LLC

December 31, 2022

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Mentor Securities, LLC
Westlake Village, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mentor Securities, LLC, as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mentor Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mentor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 through 12 has been subjected to audit procedures performed in conjunction with the audit of Mentor Securities, LLC's financial statements. The supplemental information is the responsibility of Mentor Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Mentor Securities, LLC's auditor since 2020.

Norwell, Massachusetts

March 17, 2023

MENTOR SECURITIES, LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents [Note 2]	$	44,806
Accounts Receivable		733
Prepaid Expenses		3,687
Total assets	$	49,226

LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Current liabilities		
Accounts payable & Accrued expenses	$	28,406
Total liabilities		28,406

Member's equity :		
Member's equity		20,820
Total member's equity		20,820
Total liabilities and member's equity	$	49,226

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC

Statement of Operations
For the year ended December 31, 2022

REVENUE

Success fees	$	2,047,550
Retainer fees		(10,000)
Other Income		890
Total revenue	$	2,038,440

EXPENSES:

Professional fees	$	28,508
Commission expense		105,200
Rent expense		1,800
Other operating expenses		8,540
Total expenses	$	144,048

NET INCOME BEFORE INCOME TAXES	$	1,894,392
LLC fees & CA annual minimum tax [Note 4]	$	21,000
NET INCOME	$	1,873,392

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC Statement
of Changes in Member's Equity For the
year ended December 31, 2022

	Member's Equity	Net Gain	Contributions (Distributions)	Total Member's Equity
Beginning balance January 1, 2022	$ 13,178			$ 13,178
Member's contributions			39,602	39,602
Net gain		1,873,392		1,873,392
Member's distributions		-	(1,905,352)	(1,905,352)
Ending balance December 31, 2022	$ 13,178	$ 1,873,392	$ (1,865,750)	$ 20,820

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 1,873,392
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
(Increase) decrease in:	
Accounts receivable	(733)
Prepaid Expenses	15
Increase (decrease) in:	
Accounts Payable & Accrued Expenses	8,463
Total adjustments	7,745
Net cash used in operating activities	$ 1,881,137

CASH FLOWS FROM INVESTING ACTIVITIES

Contributions	39,602
Distributions	(1,905,352)
Net cash provided by investing activities	(1,865,750)
Increase in cash	15,387
Cash - beginning of year	29,419
Cash - end of period	$ 44,806

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Mentor Securities, LLC (the "Company") was organized in the State of California on April 27, 2007. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private placements and merger and acquisitions.

Under its membership agreement with FINRA the Company will not claim an exemption from SEA Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073. The Company does not hold or carry customer funds or securities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2022, the Company had a cash balance of $44,806.

Revenue Recognition

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

Revenue Recognition (Continued)

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

C. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over timer for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2022, the Company maintains that no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Professional fees

As of December 31, 2022, the Company paid $28,508 in professional fees, which included accounting, analysis, and consulting services.

Note 3: Securities owned

As of the statement of financial condition date the Company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company, with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the members' individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements. As the tax obligations are passed through to its members, any audit or review considerations related to Internal Revenue Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Service assessments and statute of limitations thereof are borne by the Company's members.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Note 5: Fair Value Continued

> Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

> Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

> Certain financial instruments are carried at cost on the statement of financial condition, which approximate fair value due to their short-term highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 6: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022 the Company had net capital and net capital requirements of $16,400 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was 1.7 to 1 which is less than 15:1.

Note 7: Related party transactions

The Company shares office space with an entity related by common management. The Company pays rent to one of its members for this office space. During the year December 31, 2022 the Company recorded $1,800 in rent expense which was converted to capital at year end.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment which includes administrative services is $150.00 per month or $1,800 annually.

Note 9: Subsequent Events

Management has evaluated subsequent events through March 17, 2023, the date which the financial statements were available to be issued.

Mentor Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2022

NET CAPITAL

Total member's equity		$ 20,820
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		20,820
Deductions:		
Nonallowable assets		
Accounts receivable and prepaid expenses	4,420	
		4,420
Net capital before haircuts on securities positions		16,400
Haircuts on securities		
NET CAPITAL		$ 16,400

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses, and others	28,406	
		28,406
Total aggregate indebtedness		$ 28,406

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		1,894
Minimum dollar required:		$ 5,000
Excess net capital		$ 11,400
Net capital less greater of 10% of aggregate indebtedness		
or 120% of minimum dollar amount		$ 10,400
Ratio: Aggregate indebtedness to net capital		1.7 to 1

Mentor Securities, LLC

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2022**

Member's equity, as reported in Company's Part IIA (unaudited)		
FOCUS report	$	20,821
Adjustments: revenue adjustment to gross-up fee		-
Commission expense on revenue adjustment		-
Net capital per above	$	20,821

MENTOR SECURITIES, LLC
December 31, 2022

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3
The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073



LMHS, P.C.

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Mentor Securities, LLC
Westlake Village, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Mentor Securities, LLC stated that Mentor Securities, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Mentor Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Mentor Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Mentor Securities, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Mentor Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Mentor Securities, LLC's auditor since 2020.

Norwell, Massachusetts

March 17, 2023



Mentor Securities LLC
200 N. Westlake Blvd., Suite 204
Westlake Village CA 91362, USA
818.991.4150 | Fax: 818.991.4904
www.mentorsecurities.com
Member FINRA/SIPC

Mentor Securities, LLC
Exemption Report
December 31, 2022

Mentor Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and business advisory services relating to corporate finance transactions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mentor Securities, LLC

I, Davis Blaine, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Davis Blaine

Davis R. Blaine
Chairman